Exhibit 1

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 Website: www.adbsys.com (TSX: ADY; OTCBB: ADBYF)

 For Immediate Release

ADB REPORTS Q1 FINANCIAL RESULTS
Grows revenue year-over-year and decreases expenses

Toronto, ON - May 15, 2006 - ADB Systems International (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today its interim financial results for the first quarter ended March 31, 2006. All figures are in Canadian dollars.

ADB reported revenues of $1.72 million for the quarter, an increase of more than 12 percent when compared to the $1.54 million generated in the first quarter of 2005. In the fourth quarter of 2005, ADB generated revenues of $1.83 million, representing a sequential decrease of six percent for Q1 2006. Revenues were comprised of software license sales, service and application hosting fees.

“We continue to see year-over-year revenue growth that is indicative of the steady improvements we are making as a result of growing customer relationships and the continued focus on key industry sectors,” said Jeff Lymburner, CEO of ADB Systems.

In accordance with generally accepted accounting principles (GAAP), ADB recorded a net loss for the period of $480,000 or $0.01 per basic share. This compares to a net loss of $736,000 or $0.01 per basic share in the first quarter of 2005. In the fourth quarter of 2005, ADB recorded a net loss of $785,000 or $0.01 per basic share. Loss from operations improved to $228,000 in the first quarter of 2006 from $570,000 in Q1 2005.

In the first quarter, ADB also recorded an EBITDA loss of $145,000, an improvement of 74 percent when compared to the $556,000 recorded in the first quarter of 2005. The company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

“In concert with our revenue growth, we continue to reduce our expenses in all facets of our operations,” Mr. Lymburner said. “This improved bottom-line performance provides further evidence of the progress we continue to make.”

As at March 31, 2006, ADB held cash and marketable securities totaling $876,000. At the end of the fourth quarter of 2005, ADB held cash and marketable securities totaling $291,000.

- more -
ADB reports Q1 results/2

Operating highlights
In addition to its financial performance, ADB completed a number of operating activities in the period, including:
–	The Company’s joint venture, GE Asset Manager LLC, signed a customer agreement with GE Infrastructure to provide asset management capabilities.
–	ADB raised gross proceeds of $755,000 through the issuance of convertible debentures to a group of private and institutional investors.

“Our Q1 results show evidence of some favorable trends,” Mr. Lymburner said. “In particular, we are encouraged by the number of financial, client and partnership arrangements that we have recently made.”

ADB will hold a conference call at 10:00 a.m. (Eastern time) on Tuesday, May 16 to discuss its financial results and review operational activities. Investors and followers of ADB can listen to a live broadcast of the call from the investor relations section of the company’s website, www.adbsys.com.

Annual general meeting scheduled
ADB also announced that it will hold its annual general meeting of shareholders on June 21, at 4:00 p.m. at the Holiday Inn on King, located at 370 King Street West, Toronto. The meeting will be open to registered shareholders, accredited media and financial analysts. Interested individuals unable to attend the meeting will be able to listen to a live web-cast on the Company’s website, www.adbsys.com.

About ADB Systems International Ltd.
ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers include BP, GE Commercial Financing, Halliburton Energy Resources, the National Health Service, Paramount Resources, Star Energy, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE. ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At ADB Systems International Ltd.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
E-mail: jracanelli@adbsys.com
(financial tables follow)